SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

UNITED ST
SECURITIES AND EXCHA
Washington, D.

08028525

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SEC FILE NUMBER
8-52463

AD 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CRESTONE SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 WALNUT STREET, SUITE 402
(No. and Street)

BOULDER (City) COLORADO (State) 80302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUG BONNETTE (303) 442-4447
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

OATH OR AFFIRMATION

I, Doug Bonnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Crestone Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

DIANA STEWART NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 06/21/2010

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- [X] o. Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTONE SECURITIES LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2007

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

CRESTONE SECURITIES LLC

Table of Contents

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

To the Member
Crestone Securities LLC
Boulder, Colorado

We have audited the accompanying statement of financial condition of Crestone Securities LLC as of December 31, 2007 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crestone Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 8, 2008
Denver, Colorado

CRESTONE SECURITIES LLC

Statement of Financial Condition
December 31, 2007

Assets

Assets		
Cash	$	51,189
Deposit with clearing broker		25,000
Prepaid expenses		6,558
Total assets	$	82,747

Liabilities and Member's Equity

Liabilities		
Due to clearing broker	$	1,001
Contingencies		
Member's equity		81,746
Total liabilities and member's equity	$	82,747

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2007

Revenue	
Commissions	$ 354,727
Expenses	
Management fees - related party	90,000
Clearing fees	69,069
Software expenses	23,331
General and administrative	13,584
Professional fees	4,050
Total expenses	200,034
Other income	35,000
Net income	$ 189,693

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

Balance - December 31, 2006	$	47,053
Distributions to member		(155,000)
Net income		189,693
Balance - December 31, 2007	$	81,746

See notes to financial statements.

CRESTONE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 189,693
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Deposit with clearing broker	15,694
Prepaid expenses	(1,042)
Due to clearing broker	63
	14,715
Net cash provided by operating activities	204,408
Cash flows from financing activities	
Distributions to member	(155,000)
Net increase in cash	49,408
Cash - beginning of year	1,781
Cash - end of year	$ 51,189

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Crestone Securities LLC (the "Company") is a Colorado limited liability company and is a registered broker-dealer under the Security and Exchange Act of 1934 (the Act). The Company was formed on January 4, 2000 and commenced operations in August of 2000. The Company's operating agreement calls for the Company to cease existence in February 2020. The Company's sole member is Crestone Capital Advisors, LLC. The Company serves as the broker-dealer for certain security trades executed on portfolios managed by its sole member.

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that its clearing broker will keep such records of the transactions effected and cleared in the customer accounts as are customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, are transmitted directly to the clearing broker. Therefore, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is part of a group of entities affiliated through common ownership. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements (Note 3). The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. The Company had no cash equivalents as of December 31, 2007.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and deposits with clearing broker. The Company places its temporary cash investments and deposits with clearing broker with what management believes are high-credit, quality financial institutions.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, deposit with clearing broker and due to clearing broker approximated fair value as of December 31, 2007 because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Deposit With Clearing Broker

Deposit with clearing broker includes funds deposited with the clearing broker to offset certain risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis, which is the date that the transactions are executed.

Income Taxes

The Company is not considered a separate taxable entity for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the member and no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory refund

Ancillary to the consolidation of the National Association of Securities Dealers and NYSE Member Regulation, the Company received a one-time special payment from the Financial Industry Regulatory Authority (FINRA) of $35,000. This payment, for purposes of net capital calculations, is treated as an allowable asset.

Note 3 - Related Party Transactions

As discussed in Note 1, the Company serves as the broker-dealer for its sole member. All of the Company's revenue is derived from commissions relating to securities transactions executed on portfolios managed by the sole member.

The Company has a management agreement with its sole member whereby the Company is provided office space and administrative support for a monthly fee. The Company incurred $90,000 under the agreement during the year ended December 31, 2007, all of which was paid during 2007.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. The Company's net capital at December 31, 2007 was $75,188. Net capital may fluctuate on a daily basis. Additionally, SEC rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 0.01 to 1 as of December 31, 2007.

Note 5 - Contingencies

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's clearing deposit from this clearing broker could be subject to forfeiture.

ACCOMPANYING INFORMATION

CRESTONE SECURITIES LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net Capital		
Total member's equity	$	81,746
Deductions		
Non-allowable asset - prepaid expenses		(6,558)
Net capital		75,188
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000
Aggregate Indebtedness		
Excess net capital	$	70,188
Aggregate indebtedness		
Due to clearing broker	$	1,001
Ratio of aggregate indebtedness to net capital		1 %

Note: There are no differences in the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation as filed by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See the accompanying Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Crestone Securities LLC
Boulder, Colorado

In planning and performing our audit of the financial statements of Crestone Securities LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
Crestone Securities LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 8, 2008
Denver, Colorado

END